Exhibit 99.1

GDS Reports

Second Quarter 2020 Results

GDS Holdings Limited Reports Second Quarter 2020 Results

Shanghai, China, August 18, 2020 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•                  Net revenue increased by 36.2% year-over-year (“Y-o-Y”) to RMB1,342.2 million (US$190.0 million) in the second quarter of 2020 (2Q2019: RMB985.2 million).

•                  Service revenue increased by 35.5% Y-o-Y to RMB1,334.5 million (US$188.9 million) in the second quarter of 2020 (2Q2019: RMB985.1 million).

•                  Net loss was RMB101.0 million (US$14.3 million) in the second quarter of 2020, compared with a net loss of RMB93.2 million in the second quarter of 2019.

•                  Adjusted EBITDA (non-GAAP) increased by 47.8% Y-o-Y to RMB633.4 million (US$89.7 million) in the second quarter of 2020 (2Q2019: RMB428.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 47.2% in the second quarter of 2020 (2Q2019: 43.5%).

Operating Highlights

•                      Total area committed and pre-committed increased by 46,471 square meters (“sqm”) in the second quarter of 2020 to 333,461 sqm as of June 30, 2020, an increase of 51.0% Y-o-Y (June 30, 2019: 220,818 sqm).

•                      Area in service increased by 36,274 sqm in the second quarter of 2020 to 266,260 sqm as of June 30, 2020, an increase of 47.6% Y-o-Y (June 30, 2019: 180,441 sqm).

•                      Area utilized (or area in service which is revenue-generating) increased by 29,324 sqm in the second quarter of 2020 to 193,162 sqm as of June 30, 2020, an increase of 52.0% Y-o-Y (June 30, 2019: 127,107 sqm).

•                      Commitment rate for area in service was 94.1% as of June 30, 2020 (June 30, 2019: 93.7%), and utilization rate was 72.5% as of June 30, 2020 (June 30, 2019: 70.4%).

•                      Area under construction was 133,208 sqm as of June 30, 2020 (June 30, 2019: 78,373 sqm).

•                      Pre-commitment rate for area under construction was 62.3% as of June 30, 2020 (June 30, 2019: 66.1%).

“We delivered another exceptional quarter with record results across many aspects of our business,” said Mr. William Huang, Chairman and Chief Executive Officer. “We added net additional area committed of over 46,000 sqm during the quarter, including historical high organic growth of 26,544 sqm. We further diversified our customer base by adding two new strategic hyperscale customers, both renowned names in the China internet space. We extended our success in edge-of-town deployments, with a sizable anchor order for our new campus in Changshu (Shanghai) and high visibility into future commitments. Through our recently announced JV with CPE Fund formed to undertake a major new data center project in Beijing, we created an innovative model for capacity sourcing in highly resource-constrained markets, which will further solidify our leadership position.”

“Our growth momentum continued in the second quarter of 2020 with revenue exceeding RMB1.3 billion, representing an increase of 36.2% year-over-year,” commented Mr. Dan Newman, Chief Financial Officer. “Additionally, our adjusted EBITDA grew by 47.8% year-over-year and adjusted EBITDA margin reached an all-time high of 47.2%. We also further strengthened our financial position with a US$505 million equity investment from a new long-term shareholder, Hillhouse, and an existing long-term shareholder and strategic partner, STT GDC. We are well on track to execute on our growth initiatives.”

Second Quarter 2020 Financial Results

Net revenue in the second quarter of 2020 was RMB1,342.2 million (US$190.0 million), a 36.2% increase over the second quarter of 2019 of RMB985.2 million and an 8.2% increase over the first quarter of 2020 of RMB1,240.4 million. Service revenue in the second quarter of 2020 was RMB1,334.5 million (US$188.9 million), a 35.5% increase over the second quarter of 2019 of RMB985.1 million and an 8.3% increase over the first quarter of 2020 of RMB1,232.6 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 29,324 sqm of net additional area utilized in the second quarter of 2020, including 14,336 sqm related mainly to the Shanghai 10 (“SH10”), Shenzhen 4 (“SZ4”) Phase 1, Guangzhou 3 (“GZ3”) Phase 2, Beijing 5 (“BJ5”), Langfang 6 (“LF6”), and Zhangbei 4 (“ZB4”) data centers and 14,988 sqm from the previously announced acquisition of the Beijing 10 (“BJ10”), Beijing 11 (“BJ11”) and Beijing 12 (“BJ12”) data centers which closed shortly before the quarter-end. Revenue from IT equipment sales in the second quarter of 2020 was RMB7.7 million (US$1.1 million), compared with RMB0.1 million in the second quarter of 2019 and RMB7.8 million in the first quarter of 2020.

Cost of revenue in the second quarter of 2020 was RMB981.1 million (US$138.9 million), a 35.6% increase over the second quarter of 2019 of RMB723.4 million and a 10.2% increase over the first quarter of 2020 of RMB890.1 million. The increase over the previous quarter was mainly due to: an increase in data center power consumption as a result of higher area utilized and seasonal factors; an increase in depreciation and amortization costs as a result of completion of the ZB4 data center which came into service in the previous quarter, completion of the Kunshan 2 (“KS2”), LF6, and Langfang 7 (“LF7”) data centers which came into service in the second quarter of 2020, and closing of the acquisition of the BJ10, BJ11 and BJ12 data centers; and, a lower level of government concessions received resulting in higher finance lease costs.

Gross profit was RMB361.1 million (US$51.1 million) in the second quarter of 2020, a 37.9% increase over the second quarter of 2019 of RMB261.8 million and a 3.1% increase over the first quarter of 2020 of RMB350.3 million. Gross profit margin was 26.9% in the second quarter of 2020, compared with 26.6% in the second quarter of 2019, and 28.2% in the first quarter of 2020. The decrease in gross profit margin over the previous quarter was primarily due to seasonally higher power consumption and higher depreciation and amortization costs as a result of new data centers coming into service and less government concessions received.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB721.0 million (US$102.1 million) in the second quarter of 2020, a 38.1% increase over the second quarter of 2019 of RMB521.9 million and an 8.4% increase over the first quarter of 2020 of RMB664.9 million.

Adjusted NOI margin (non-GAAP) was 53.7% in the second quarter of 2020, compared with 53.0% in the second quarter of 2019 and 53.6% in the first quarter of 2020. The slight increase over the previous quarter was mainly due to operating leverage on rental, personnel and other costs as a result of higher utilization rates, partially offset by seasonally higher power consumption costs.

Selling and marketing expenses, excluding share-based compensation expenses of RMB12.9 million (US$1.8 million), were RMB16.9 million (US$2.4 million) in the second quarter of 2020, a 25.4% decrease from the second quarter of 2019 of RMB22.6 million (excluding share-based compensation of RMB7.2 million) and a 1.1% decrease from the first quarter of 2020 of RMB17.1 million (excluding share-based compensation of RMB13.2 million). The selling and marketing expenses remained at a reduced level due to limited marketing activities and travel expenses as a result of the COVID-19 pandemic, compared to the previous quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB35.6 million (US$5.0 million), depreciation and amortization expenses of RMB47.6 million (US$6.7 million), and operating lease cost relating to prepaid land use rights of RMB4.7 million (US$0.7 million), were RMB68.7 million (US$9.7 million) in the second quarter of 2020, an 11.1% increase over the second quarter of 2019 of RMB61.9 million (excluding share-based compensation expenses of RMB16.0 million and depreciation and amortization expenses of RMB16.8 million) and a 17.0% increase over the first quarter of 2020 of RMB58.8 million (excluding share-based compensation of RMB35.9 million, depreciation and amortization expenses of RMB21.9 million and operating lease cost relating to prepaid land use rights of RMB0.5 million). The increase over the previous quarter was primarily due to higher personnel costs as a result of annual salary revision and higher professional fees related to business and financing activities.

Research and development costs were RMB10.2 million (US$1.5 million) in the second quarter of 2020, compared with RMB4.2 million in the second quarter 2019 and RMB8.7 million in the first quarter of 2020.

Net interest expenses for the second quarter of 2020 were RMB300.6 million (US$42.6 million), a 35.5% increase over the second quarter of 2019 of RMB221.9 million and a 15.3% increase over the first quarter of 2020 of RMB260.9 million. The increase over the previous quarter was mainly due to higher non-recurring financing costs and a higher total gross debt balance to finance data center capacity expansion.

Foreign currency exchange loss for the second quarter of 2020 was RMB4.6 million (US$0.6 million), compared with a loss of RMB7.5 million in the second quarter of 2019 and a loss of RMB12.6 million in the first quarter of 2020.

Others, net for the second quarter of 2020 was RMB11.0 million (US$1.6 million), compared with RMB2.0 million in the second quarter of 2019 and RMB2.9 million in the first quarter of 2020. The increase is primarily due to a higher level of VAT related government grants during the quarter.

Gain from purchase price adjustment of RMB55.2 million (US$7.8 million) arose because of a reduction in contingent consideration related to an acquisition where certain performance milestones were not met.

Net loss in the second quarter of 2020 was RMB101.0 million (US$14.3 million), compared with a net loss of RMB93.2 million in the second quarter of 2019 and a net loss of RMB92.0 million in the first quarter of 2020.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB633.4 million (US$89.7 million) in the second quarter of 2020, a 47.8% increase over the second quarter of 2019 of RMB428.4 million and a 10.7% increase over the first quarter of 2020 of RMB572.1 million.

Adjusted EBITDA margin (non-GAAP) was 47.2% in the second quarter of 2020, compared with 43.5% in the second quarter of 2019, and 46.1% in the first quarter of 2020. The increase over the previous quarter was mainly due to operating leverage on rental, personnel and other costs as a result of higher utilization rates, a lower level of foreign exchange loss, and a higher level of government grants received resulting in an increase in others, net, partially offset by seasonally higher data center power consumption costs.

Basic and diluted loss per ordinary share in the second quarter of 2020 was RMB0.10 (US$0.01), compared with RMB0.10 in the second quarter of 2019 and RMB0.09 in the first quarter of 2020.

Basic and diluted loss per American Depositary Share (“ADS”) in the second quarter of 2020 was RMB0.77 (US$0.11), compared with RMB0.76 in the second quarter of 2019 and RMB0.71 in the first quarter of 2020. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the second quarter of 2020 was 333,461 sqm, compared with 220,818 sqm at the end of the second quarter of 2019 and 286,990 sqm at the end of the first quarter of 2020, an increase of 51.0% Y-o-Y and 16.2% quarter-over-quarter (“Q-o-Q”), respectively. In the second quarter of 2020, net additional total area committed was 46,471 sqm, including 26,544 sqm related mainly to the Shanghai 17 (“SH17”) Phase 1, Changshu 1 (“CS1”), Langfang 5 (“LF5”) and Langfang 8 (“LF8”) data centers and 19,927 sqm from the previously announced acquisition of the BJ10, BJ11 and BJ12 data centers which closed during the second quarter of 2020. The organic sales increase was driven primarily by booming cloud adoption in China leading to higher demand from cloud service providers, as well as significant new commitments from large internet customers.

Data Center Resources

Area in service at the end of the second quarter of 2020 was 266,260 sqm, compared with 180,441 sqm at the end of the second quarter of 2019 and 229,986 sqm at the end of the first quarter of 2020, an increase of 47.6% Y-o-Y and 15.8% Q-o-Q. In the second quarter of 2020, the KS2, LF6, and LF7 data centers came into service. In addition, the acquisition of BJ10, BJ11 and BJ12 was closed and all three data centers were in service upon closing.

Area under construction at the end of the second quarter of 2020 was 133,208 sqm, compared with 78,373 sqm at the end of the second quarter of 2019 and 110,706 sqm at the end of the first quarter of 2020, an increase of 70.0% Y-o-Y and 20.3% Q-o-Q, respectively. In the second quarter of 2020, construction commenced on the Shanghai 16 (“SH16”), SH17 Phase 1, CS1, LF5 and LF8 data centers. SH16 and SH17 data centers are the first stage development on the Pujiang site in Minhang District which we acquired in March 2020, as disclosed previously. SH16 will yield a net floor area of approximately 3,000 sqm and will come into service in late 2020. SH17 Phase 1 will yield a net floor area of approximately 6,188 sqm and will come into service in 1H21. SH17 Phase 1 has been fully pre-committed. CS1 is the first data center on the land in Changshu, near Shanghai, which we acquired in the fourth quarter of 2019, as previously disclosed. CS1 will yield a net floor area of approximately 11,088 sqm and will come into service in 2H21. CS1 has a pre-commitment rate of 54.7% with an anchor order from an existing hyperscale customer. LF5 is the second data center of the two on our Langfang Site 1 Phase 2, adjacent to the first data center, Langfang 4 (“LF4”), as previously disclosed. LF5 will yield a net floor area of 14,832 sqm and will come into service in 2H21. LF5 is 51.7% pre-committed. Langfang 8 (“LF8”) is a leased building in our existing Langfang data center cluster. LF8 will yield a net floor area of approximately 2,663 sqm and will come into service in late 2020. LF8 has been fully pre-committed.

Commitment rate of area in service was 94.1% at the end of the second quarter of 2020, compared with 93.7% at the end of the second quarter of 2019 and 91.9% at the end of first quarter 2020. Pre-commitment rate of area under construction was 62.3% at the end of the second quarter of 2020, compared with 66.1% at the end of the second quarter of 2019 and 68.4% at the end of the first quarter of 2020.

Area utilized at the end of the second quarter of 2020 was 193,162 sqm, compared with 127,107 sqm at the end of the second quarter of 2019 and 163,838 sqm at the end of the first quarter of 2020, an increase of 52.0% Y-o-Y and 17.9% Q-o-Q. Net additional area utilized was 29,324 sqm in the second quarter, including 14,336 sqm coming mainly from additional area utilized in the SH10, SZ4 Phase 1, GZ3 Phase 2, BJ5, LF6 and ZB4 data centers and 14,988 sqm upon closing of the acquisition of the BJ10, BJ11 and BJ12 data centers.

Utilization rate of area in service was 72.5% at the end of the second quarter of 2020, compared with 70.4% at the end of the second quarter of 2019 and 71.2% at the end of the first quarter of 2020.

Liquidity

As of June 30, 2020, cash was RMB7,742.1 million (US$1,095.8 million). Total short-term debt was RMB1,912.5 million (US$270.7 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,681.8 million (US$238.0 million) and the current portion of finance lease and other financing obligations of RMB230.7 million (US$32.7 million). Total long-term debt was RMB18,525.5 million (US$2,622.1 million), comprised of long-term borrowings (excluding current portion) of RMB9,337.9 million (US$1,321.7 million), convertible bonds of RMB2,086.2 million (US$295.3 million) and the non-current portion of finance lease and other financing obligations of RMB7,101.4 million (US$1,005.1 million). During the second quarter of 2020, the Company obtained new debt financing and re-financing facilities of RMB6,663.6 million (US$943.2 million).

Recent Development

Joint Venture with CPE Fund for Major New Data Center Project in Beijing — Beijing 13 (“BJ13”)

On July 22, 2020, the Company announced that it has entered into a definitive agreement with a private equity fund (“CPE Fund”) controlled by CITIC Private Equity Funds Management Co., Limited, a leading alternative asset manager in China, to form a joint venture (“JV”) to undertake a major new data center project in Beijing (“BJ13”). GDS will initially own a 58% controlling interest in the JV, while CPE Fund will own 42%.

As a first step, the JV has taken an 82% equity interest in Tenglong IOT (Beijing) Data Technology Co., Ltd (“Project Company”) through the acquisition of shares and injection of new capital. The Project Company has obtained Government approval for the development of a largescale data center at a site in the Tongzhou district of Beijing. The proceeds of the capital injection have been used by the Project Company to take an 88% equity interest in a company which owns the land use right for the site. The JV will proceed to acquire the remaining 18% of the Project Company when the data center development is complete and certain other conditions are met. The Project Company will buy out the remaining 12% equity interest in the land company when certain conditions are met.

Based on preliminary designs, BJ13 will generate a total net floor area of approximately 21,000 sqm, with an unusually high power density of over 3 kW per sqm. It will be developed in two phases, with about 10,500 sqm expected to enter service in early 2022 and the remaining 10,500 sqm in mid-2023. GDS will assume responsibility for data center construction on a turnkey basis. On completion of the project and satisfaction of certain other conditions, GDS will acquire CPE Fund’s 42% equity interest in the JV. The estimated total acquisition and development cost to GDS for 100% ownership of BJ13 as a complete data center is approximately RMB 2.6 billion, subject to adjustment based on the final design, the actual construction cost, and the amount of contingent and variable consideration payable for the minority interests in the JV and its subsidiaries.

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB5,510 – RMB5,750 million and adjusted EBITDA of RMB2,550 – RMB2,670 million remains unchanged.

With regard to capex, the Company now expects full year 2020 capex to be approximately RMB10,000 million, an increase of 33% compared to the previously provided guidance of approximately RMB7,500 million. The increase in capex guidance reflects the Company’s strong sales achievement in the first half of 2020, the current sales outlook, and the corresponding increase in the Company’s data center development activities.

This forecast reflects the Company’s preliminary view based on the current business situation and market conditions. Due to the impact of the COVID-19 pandemic and the resulting business disruption in many aspects of the Chinese and global economy, this forecast remains uncertain and subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on August 18, 2020 (8:00 p.m. Beijing Time on August 18, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	3697714

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until August 26, 2020 09:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	3697714

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds-to-suit and operates data centers at lower-tier locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2019	As of June 30, 2020
	RMB	RMB	US$

Assets
Current assets
Cash	5,810,938	7,742,082	1,095,821
Accounts receivable, net of allowance for doubtful accounts	879,962	1,388,535	196,534
Value-added-tax (“VAT”) recoverable	129,994	114,575	16,217
Prepaid expenses and other current assets	263,815	372,895	52,780
Total current assets	7,084,709	9,618,087	1,361,352

Property and equipment, net	19,184,639	24,542,951	3,473,829
Prepaid land use rights, net	747,187	747,680	105,827
Operating lease right-of-use assets	796,679	1,909,239	270,235
Goodwill and intangible assets, net	2,300,468	2,967,296	419,994
Other non-current assets	1,378,849	1,823,597	258,113
Total assets	31,492,531	41,608,850	5,889,350

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,137,737	1,681,787	238,041
Accounts payable	1,675,966	2,880,745	407,743
Accrued expenses and other payables	908,199	1,601,514	226,680
Operating lease liabilities, current	55,139	73,362	10,384
Finance lease and other financing obligations, current	222,473	230,746	32,660
Total current liabilities	3,999,514	6,468,154	915,508

Long-term borrowings, excluding current portion	8,028,473	9,337,882	1,321,691
Convertible bonds payable	2,049,654	2,086,179	295,279
Operating lease liabilities, non-current	709,998	1,141,835	161,616
Finance lease and other financing obligations, non-current	4,751,121	7,101,401	1,005,138
Other long-term liabilities	598,209	580,600	82,179
Total liabilities	20,136,969	26,716,051	3,781,411

Redeemable preferred shares	1,061,981	1,064,137	150,619

Shareholders’ equity
Ordinary shares	412	434	61
Additional paid-in capital	12,403,043	16,125,571	2,282,426
Accumulated other comprehensive loss	(52,684)	(47,075)	(6,663)
Accumulated deficit	(2,057,190)	(2,250,268)	(318,504)
Total shareholders’ equity	10,293,581	13,828,662	1,957,320
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	31,492,531	41,608,850	5,889,350

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	985,094	1,232,589	1,334,475	188,883	1,876,040	2,567,064	363,344
Equipment sales	95	7,829	7,730	1,094	990	15,559	2,202
Total net revenue	985,189	1,240,418	1,342,205	189,977	1,877,030	2,582,623	365,546
Cost of revenue	(723,420)	(890,080)	(981,103)	(138,866)	(1,403,252)	(1,871,183)	(264,849)
Gross profit	261,769	350,338	361,102	51,111	473,778	711,440	100,697

Operating expenses
Selling and marketing expenses	(29,805)	(30,305)	(29,755)	(4,212)	(57,637)	(60,060)	(8,501)
General and administrative expenses	(94,702)	(117,043)	(156,679)	(22,176)	(185,003)	(273,722)	(38,743)
Research and development expenses	(4,200)	(8,744)	(10,243)	(1,450)	(8,839)	(18,987)	(2,687)
Income from operations	133,062	194,246	164,425	23,273	222,299	358,671	50,766
Other income (expenses):
Net interest expenses	(221,906)	(260,865)	(300,649)	(42,554)	(441,023)	(561,514)	(79,477)
Foreign currency exchange loss, net	(7,530)	(12,619)	(4,587)	(649)	(2,758)	(17,206)	(2,435)
Gain from purchase price adjustment	0	0	55,154	7,807	0	55,154	7,807
Others, net	2,017	2,916	10,988	1,555	4,520	13,904	1,968
Loss before income taxes	(94,357)	(76,322)	(74,669)	(10,568)	(216,962)	(150,991)	(21,371)
Income tax benefits (expenses)	1,198	(15,709)	(26,378)	(3,734)	(12,817)	(42,087)	(5,957)
Net loss	(93,159)	(92,031)	(101,047)	(14,302)	(229,779)	(193,078)	(27,328)
Change in redemption value of redeemable preferred shares	0	0	0	0	(17,760)	0	0
Cumulative dividend on redeemable preferred shares	(12,913)	(13,225)	(13,442)	(1,903)	(13,472)	(26,667)	(3,774)
Net loss attributable to ordinary shareholders	(106,072)	(105,256)	(114,489)	(16,205)	(261,011)	(219,745)	(31,102)

Loss per ordinary share
Basic and diluted	(0.10)	(0.09)	(0.10)	(0.01)	(0.24)	(0.19)	(0.03)

Weighted average number of ordinary share outstanding
Basic and diluted	1,115,624,250	1,181,502,498	1,190,834,806	1,190,834,806	1,070,590,091	1,186,168,652	1,186,168,652

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(93,159)	(92,031)	(101,047)	(14,302)	(229,779)	(193,078)	(27,328)
Foreign currency translation adjustments, net of nil tax	47,519	(9,549)	15,158	2,145	66,872	5,609	794
Comprehensive loss	(45,640)	(101,580)	(85,889)	(12,157)	(162,907)	(187,469)	(26,534)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(93,159)	(92,031)	(101,047)	(14,302)	(229,779)	(193,078)	(27,328)
Depreciation and amortization	269,176	319,026	390,197	55,229	523,213	709,223	100,384
Amortization of debt issuance cost and debt discount	36,522	14,377	42,758	6,052	53,512	57,135	8,087
Share-based compensation expense	30,977	67,143	66,699	9,441	62,934	133,842	18,944
Gain from purchase price adjustment	0	0	(55,154)	(7,807)	0	(55,154)	(7,807)
Others	(15,913)	(25,226)	(27,522)	(3,896)	(21,073)	(52,748)	(7,466)
Changes in operating assets and liabilities	(111,693)	(453,088)	(129,894)	(18,385)	(332,703)	(582,982)	(82,516)
Net cash provided by (used in) operating activities	115,910	(169,799)	186,037	26,332	56,104	16,238	2,298

Purchase of property and equipment and land use rights	(517,034)	(2,525,678)	(1,021,925)	(144,644)	(1,346,480)	(3,547,603)	(502,131)
Payments related to acquisitions and investments	(22,113)	(10,262)	(326,971)	(46,279)	(27,113)	(337,233)	(47,732)
Net cash used in investing activities	(539,147)	(2,535,940)	(1,348,896)	(190,923)	(1,373,593)	(3,884,836)	(549,863)

Net proceeds from financing activities	(20,334)	604,262	5,268,130	745,654	4,769,377	5,872,392	831,182
Net cash (used in) provided by financing activities	(20,334)	604,262	5,268,130	745,654	4,769,377	5,872,392	831,182
Effect of exchange rate changes on cash and restricted cash	122,535	25,587	23,900	3,383	113,320	49,487	7,006

Net (decrease) increase of cash and restricted cash	(321,036)	(2,075,890)	4,129,171	584,446	3,565,208	2,053,281	290,623
Cash and restricted cash at beginning of period	6,170,992	5,973,262	3,897,372	551,637	2,284,748	5,973,262	845,460
Cash and restricted cash at end of period	5,849,956	3,897,372	8,026,543	1,136,083	5,849,956	8,026,543	1,136,083

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020		June 30, 2020	June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(93,159)	(92,031)	(101,047)	(14,302)	(229,779)	(193,078)	(27,328)
Net interest expenses	221,906	260,865	300,649	42,554	441,023	561,514	79,477
Income tax (benefits) expenses	(1,198)	15,709	26,378	3,734	12,817	42,087	5,957
Depreciation and amortization	269,176	319,026	390,197	55,229	523,213	709,223	100,384
Operating lease cost relating to prepaid land use rights	0	496	4,721	668	0	5,217	738
Accretion expenses for asset retirement costs	723	896	944	134	1,434	1,840	260
Share-based compensation expenses	30,977	67,143	66,699	9,441	62,934	133,842	18,944
Gain from purchase price adjustment	0	0	(55,154)	(7,807)	0	(55,154)	(7,807)
Selling and marketing expenses (1)	22,610	17,063	16,873	2,388	42,940	33,936	4,803
General and administrative expenses (1)	61,898	58,762	68,743	9,730	118,988	127,505	18,047
Research and development expenses (1)	3,477	7,306	8,398	1,189	7,447	15,704	2,223
Foreign currency exchange loss, net	7,530	12,619	4,587	649	2,758	17,206	2,435
Others, net	(2,017)	(2,916)	(10,988)	(1,555)	(4,520)	(13,904)	(1,968)
Adjusted NOI	521,923	664,938	721,000	102,052	979,255	1,385,938	196,165
Adjusted NOI margin	53.0%	53.6%	53.7%	53.7%	52.2%	53.7%	53.7%

Note 1:

Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization, operating lease cost relating to prepaid land use rights and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Six months ended
	June 30, 2019	March 31, 2020	June 30, 2020		June 30, 2019	June 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(93,159)	(92,031)	(101,047)	(14,302)	(229,779)	(193,078)	(27,328)
Net interest expenses	221,906	260,865	300,649	42,554	441,023	561,514	79,477
Income tax (benefits) expenses	(1,198)	15,709	26,378	3,734	12,817	42,087	5,957
Depreciation and amortization	269,176	319,026	390,197	55,229	523,213	709,223	100,384
Operating lease cost relating to prepaid land use rights	0	496	4,721	668	0	5,217	738
Accretion expenses for asset retirement costs	723	896	944	134	1,434	1,840	260
Share-based compensation expenses	30,977	67,143	66,699	9,441	62,934	133,842	18,944
Gain from purchase price adjustment	0	0	(55,154)	(7,807)	0	(55,154)	(7,807)
Adjusted EBITDA	428,425	572,104	633,387	89,651	811,642	1,205,491	170,625
Adjusted EBITDA margin	43.5%	46.1%	47.2%	47.2%	43.2%	46.7%	46.7%